

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

Via E-mail
Mr. Bryan H. Hall
Executive Vice President
Liberty Global plc
38 Hans Crescent
London SW1X 0LZ
United Kingdom

Re: Liberty Global plc
Amendment No. 1 to Registration Statement on Form S-4
Filed December 3, 2014
File No. 333-199552

Dear Mr. Hall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the assumption counsel makes at section 4.8 of its draft opinion, that "the Company has sufficient share premium to capitalize for the purpose of using its Shares." This assumption appears to be a matter counsel can establish, as opposed to assuming. Please refer to Staff Legal Bulletin 19, "Legality and Tax Opinions in Registered Offerings," at Section II.B.3.a, "Assumptions." Likewise, the actions of the board described at section 4.5 appear to be matters counsel can establish, and therefore do not require assumptions. Finally, counsel should not be assuming the definition of "non-assessable" in section 4.11, as this is a legal conclusion upon which counsel must opine. Refer to Section II.B.1.c of Staff Legal Bulletin 19. Please revise or advise.

2.	We note your response to comment eight. The form of the tax opinion of Shearman & Sterling provided as Exhibit 8.1 appears to be a "short form tax opinion." Refer to Section III.B of Staff Legal Bulletin 19, "Legality and Tax Opinions in Registered Offerings." As such, you must revise your disclosure at page 92 under "Material U.S. Federal Income Tax Consequences" to clarify that this discussion constitutes the opinion of Shearman & Sterling LLP with respect to the material U.S. federal income tax consequences of the Transaction, as opposed to the current language stating that the discussion is "based on the opinion of Shearman & Sterling LLP." However, the opinion set forth in the discussion is based upon the future opinion that counsel must provide as a non-waivable condition to the Transaction. Therefore, tell us whether you intend to provide a current opinion of counsel as an exhibit to the registration statement or whether you intend to provide counsel's opinion prior to closing the Transaction by post-effective amendment to the Form S-4 or by Form 8-K. Refer to Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19.

	Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any questions.

					Sincerely,

					/s/ Kathleen Krebs, for

					Larry Spirgel
					Assistant Director

cc:	Harold Halbhuber, Esq.
	Shearman & Sterling LLP